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                                BRT REALTY TRUST
                               60 CUTTER MILL ROAD
                                    SUITE 303
                           GREAT NECK, NEW YORK 11021
                                  516.466.3100
                                www.brtrealty.com





                    BRT TERMINATES TENDER OFFER FOR SHARES OF
                         ENTERTAINMENT PROPERTIES TRUST


Great Neck, NY, May 15, 2001 - BRT Realty Trust (BRT:NYSE) today announced that the conditions to its tender offer to purchase 1,000,000 shares of Entertainment Properties Trust (EPR:NYSE) at $18 per share have not been satisfied and accordingly it has terminated its tender offer and will not accept for payment or pay for any of the shares tendered. BRT's offer was commenced on April 10, 2001 and was conditioned on Fredric H. Gould's election to the Board of Trustees of EPR and the Board of EPR granting an unqualified exemption to BRT from the 9.8% share ownership limitation contained in EPR's charter and the voting restrictions under Maryland law arising from BRT's ownership of more than 10% of EPR's shares. Although, Mr. Gould received approximately 30% of the votes of the shareholders' voting at the EPR Annual Meeting he was not elected to the Board. Also the Board of Trustees of EPR did not waive the ownership and voting restrictions by the expiration date of the tender offer. BRT further stated that 3,750,600 shares were tendered and that these shares would be returned to tendering shareholders promptly.


Contact: Simeon Brinberg, BRT Realty Trust (516.466.3100)